FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  BG Group plc

       Exercise of option by person discharging managerial responsibility

Rick Waddell

The Company has received notification from Rick Waddell, Executive Vice President & Managing Director South America, that on 13 September 2005 he exercised an option under the BG Group Company Share Option Scheme over 110,486 ordinary shares of 10p each, at a price of GBP2.5175 per share.
He subsequently sold all the shares arising from this exercise at a price of GBP5.038156 per share.

As a result, Mr Waddell's beneficial interests in the ordinary share capital of BG Group plc are 51,071 shares, representing 0.0014% of the shares in issue.


13 September 2005
Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 13 September, 2005                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary